SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No.   )

BLOOM ENERGY CORPORATION
(Name of Issuer)
Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)
093712107
(CUSIP Number)
December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	093712107	Schedule 13G

1	NAMES OF REPORTING PERSONS

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
6,685,962(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
6,685,962(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,685,962(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.3%(2)

12	TYPE OF REPORTING PERSON*
FI

(1)
Reflects 6,685,962 shares of Class B common stock convertible into an equal number of shares of Class A common stock at any time.  Assumes the conversion of the Class B common stock referred to above into shares of Class A common stock.  Of the shares of Class B common stock referred to above, (a) 6,217,414 shares of Class B common stock were outstanding as of December 31, 2018 and (b) 468,548 shares of Class B common stock were issuable within 60 days of December 31, 2018 upon exercise of warrants to purchase Class B common stock.

(2)
Based on 20,865,308 shares of Class A common stock outstanding as of November 2, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”).  Assumes the conversion of the Class B common stock referred to in footnote 1 into shares of Class A common stock.

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CUSIP NO.	093712107	Schedule 13G

1	NAMES OF REPORTING PERSONS

Alberta Investment Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
6,685,962(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
6,685,962(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,685,962(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
24.3%(2)

12	TYPE OF REPORTING PERSON*
IA

(1)
Reflects 6,685,962 shares of Class B common stock convertible into an equal number of shares of Class A common stock at any time.  Assumes the conversion of the Class B common stock referred to above into shares of Class A common stock.  Of the shares of Class B common stock referred to above, (a) 6,217,414 shares of Class B common stock were outstanding as of December 31, 2018 and (b) 468,548 shares of Class B common stock were issuable within 60 days of December 31, 2018 upon exercise of warrants to purchase Class B common stock.

(2)
Based on 20,865,308 shares of Class A common stock outstanding as of November 2, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC.  Assumes the conversion of the Class B common stock referred to in footnote 1 into shares of Class A common stock.

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CUSIP NO.	093712107	Schedule 13G

1	NAMES OF REPORTING PERSONS

1536053 Alberta Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
2,107,990(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
2,107,990(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,107,990(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
9.2%(2)

12	TYPE OF REPORTING PERSON*
CO

(1)
Reflects 2,107,990 shares of Class B common stock convertible into an equal number of shares of Class A common stock at any time.  Assumes the conversion of the Class B common stock referred to above into shares of Class A common stock.

(2)
Based on 20,865,308 shares of Class A common stock outstanding as of November 2, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC.  Assumes the conversion of the Class B common stock referred to in footnote 1 into shares of Class A common stock.

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CUSIP NO.	093712107	Schedule 13G

1	NAMES OF REPORTING PERSONS

1536057 Alberta Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
			(a)	☐
			(b)	☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Alberta, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
-0-

	6	SHARED VOTING POWER
3,763,852(1)

	7	SOLE DISPOSITIVE POWER
-0-

	8	SHARED DISPOSITIVE POWER
3,763,852(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,763,852(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES			☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
15.3%(2)

12	TYPE OF REPORTING PERSON*
CO

(1)
Reflects 3,763,852 shares of Class B common stock convertible into an equal number of shares of Class A common stock at any time.  Assumes the conversion of the Class B common stock referred to above into shares of Class A common stock.

(2)
Based on 20,865,308 shares of Class A common stock outstanding as of November 2, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC.  Assumes the conversion of the Class B common stock referred to in footnote 1 into shares of Class A common stock.

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Item 1 (a)	Name of Issuer:

Bloom Energy Corporation

Item 1 (b)	Address of Issuer's Principal Executive Offices:

1299 Orleans Drive, Sunnyvale, CA 94089

Item 2 (a)	Name of Person Filing:

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

Alberta Investment Management Corporation

1536053 Alberta Ltd.

1536057 Alberta Ltd. (collectively, the “Reporting Persons”)

The Reporting Persons have entered into a Joint Filing Agreement, dated February 14, 2019, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934.

(b)	Address of Principal Business Office or, if none, Residence:

For each Reporting Person: 1100-10830 Jasper Avenue Edmonton, A0 T5J 2B3 Canada

(c)	Citizenship:

Each Reporting Person is organized under the laws of Alberta, Canada.

(d)	Title of Class of Securities:

Class A common stock, par value $0.0001 per share (the “Class A common stock”)

(e)	CUSIP No.:

093712107

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable

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Item 4 (a)	Ownership

Item 4 (a)	Amount Beneficially Owned: 6,685,962 Shares(1)

Reflects (i) 2,107,990 shares of Class B common stock, par value $0.0001 per share (the “Class B common stock”), of the Issuer held by 1536053 Alberta Ltd., (ii) 3,763,852 shares of Class B common stock held by 1536057 Alberta Ltd., (iii) 162,626 outstanding shares of Class B common stock and 220,499 shares of Class B common stock underlying Warrants held by PE12GVVC (US Direct) Ltd. and (iv) 182,946 outstanding shares of Class B common stock and 248,049 shares of Class B common stock underlying Warrants held by PE12PXVC (US Direct) Ltd. (1536053 Alberta Ltd., 1536057 Alberta Ltd., PE12GVVC (US Direct) Ltd. and PE12PXVC (US Direct) Ltd., collectively, the "AIMCo Funds"). Each of the AIMCo Funds is advised by Alberta Investment Management Corporation, which is empowered by the Alberta Investment Management Corporation Act to act on behalf of Her Majesty the Queen in Right of Alberta as its agent. As the investment manager of the AIMCo Funds, Alberta Investment Management Corporation may be deemed to have voting and dispositive power over, and thus to be an indirect beneficial owner of, the securities held by the AIMCo Funds.

Item 4 (b)	Percent of class: 24.3%

Based on 20,865,308 shares of Class A common stock outstanding as of November 2, 2018, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission.  Assumes the conversion of the Class B common stock referred to in footnote 1 into shares of Class A common stock.

Item 4 (c)	Number of Shares as to which the person has:

Her Majesty the Queen in Right of the Province of Alberta as represented by Alberta Investment Management Corporation

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 6,685,962
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 6,685,962

Alberta Investment Management Corporation

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 6,685,962
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 6,685,962

1536053 Alberta Ltd.

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 2,107,990
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 2,107,990

1536057 Alberta Ltd.

(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 3,763,852
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 3,763,852

(1)
Reflects 6,685,926 shares of Class B common stock (as defined herein) convertible into an equal number of shares of Class A common stock at any time.  Under the Issuer’s certificate of incorporation, at any time and from time to time, any holder of Class B common stock has the right to convert all or any of the shares of Class B common stock held by such holder into shares of Class A common stock on a one-for-one basis.  The number of shares of Class B common stock referred to above consists of (a) 6,217,414 shares of Class B common stock outstanding as of December 31, 2018 and (b) 468,548 shares of Class B common stock issuable within 60 days of December 31, 2018 upon exercise of warrants to purchase Class B common stock (the “Warrants”).

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Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

Pursuant to the Alberta Investment Management Corporation Act, SA 2007 c A-26.5, AIMCo provides investment management services for a diverse group of Alberta public sector clients, including Alberta public sector pension plans and provincial endowment funds.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not applicable.

Item 8	Identification and Classification of Members of the Group:

Not applicable.

Item 9	Notice of Dissolution of Group:

Not applicable.

Item 10	Certification:

Not applicable.

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EXHIBIT INDEX
Exhibit	Description of Exhibit

1	Joint Filing Agreement dated February 14, 2019

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SIGNATURE
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2019

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA AS REPRESENTED BY ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Jon Reay
Name:	Jon Reay
Its:	Chief Compliance Officer and Associate General Counsel

ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Jon Reay
Name:	Jon Reay
Title:	Chief Compliance Officer and Associate General Counsel

1536053 ALBERTA LTD.

By:	/s/ David Tiley
Name:	David Tiley
Title:	Director

1536057 ALBERTA LTD.

By:	/s/ David Tiley
Name:	David Tiley
Title:	Director

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Exhibit 1

AGREEMENT REGARDING THE JOINT FILING OF SCHEDULE 13G

The undersigned hereby agree as follows:

(i)    Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)   Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date:  February 14, 2019

HER MAJESTY THE QUEEN IN RIGHT OF THE PROVINCE OF ALBERTA AS REPRESENTED BY ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Jon Reay
Name:	Jon Reay
Its:	Chief Compliance Officer and Associate General Counsel

ALBERTA INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Jon Reay
Name:	Jon Reay
Title:	Chief Compliance Officer and Associate General Counsel

1536053 ALBERTA LTD.

By:	/s/ David Tiley
Name:	David Tiley
Title:	Director

1536057 ALBERTA LTD.

By:	/s/ David Tiley
Name:	David Tiley
Title:	Director